SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                                  VIATEL, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   925529 20 8
                                 (CUSIP Number)


                            SHELDON M. GOLDMAN, ESQ.
                                  VIATEL, INC.
                                800 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 350-9261
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 4, 1996
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

-------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 925529 20 8               13D        Page    2    of   6   Pages
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1      NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Martin Varsavsky
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) X
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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       PF and OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                 7              SOLE VOTING POWER          6,063,167
   NUMBER OF
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8              SHARED VOTING POWER        0
    OWNED BY
      EACH       ---------------------------------------------------------------
    REPORTING    9              SOLE DISPOSITIVE POWER     6,063,167
     PERSON
      WITH       ---------------------------------------------------------------
                 10             SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,063,167 shares of Common Stock
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                            X
       (11) EXCLUDES CERTAIN SHARES  Excludes an aggregate of 4,464,883 shares of Common Stock owned by Juan Manuel Aisemberg (626,073 shares), COMSAT Investments, Inc. ("COMSAT") (2,140,539 shares) and
       S-C V-Tel Investments, L.P. (1,698,271 shares) as to which Mr. Varsavsky disclaims beneficial ownership.
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
       27.09%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------



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CUSIP No. 925529 20 8               13D        Page    3    of   6   Pages
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (the "Schedule 13D") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Viatel, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 800 Third Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-f) This Schedule 13D is being filed by Martin Varsavsky (the "Reporting Person"). The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company, which is a provider of international and national long distance telecommunications services principally in Western
Europe, Latin America, the United States and the Pacific Rim. The business address of the Reporting Person is Parque Empresarial Edificio 2, c/o Beatriz De Bobadilla 14,5 Ofic B, Madrid, Spain. The present principal occupation or employment of the Reporting Person is Chairman of the Board and Chief Executive Officer of the Company.

         During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of or a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 6,063,167 shares of Common Stock beneficially owned by the Reporting Person, (i) 5,026,667 were purchased by the Reporting Person with personal funds of the Reporting Person and (ii) 1,036,500 were acquired through a margin account maintained by the Reporting Person with a broker, which extended margin credit, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The shares of Common Stock purchased through the margin account, as well as all other shares of Common Stock beneficially owned by the Reporting Person, are pledged as security as collateral security for the repayment of debit balances in the margin account.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired all of his shares of Common Stock for investment purposes. The Reporting Person will continuously evaluate his investment in the shares of Common Stock which he owns based of factors including, among others he may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions and availability of funds. The Reporting Person expressly reserves his right to increase or decrease his holdings in Common Stock on such terms or at such times as he may determine. Any purchase or sale may be executed in the open market or in privately negotiated transactions. The Reporting Person may also acquire shares of Common Stock under the Company's benefit plans.

         In addition, the Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company and in those capacities may be called upon from time to time to consider a variety of possible matters concerning the Company such as: an extraordinary corporate transaction, a merger,


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CUSIP No. 925529 20 8               13D        Page    4    of   6   Pages
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reorganization  or  liquidation  involving  the  Company  or one or  more of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or one or more of its subsidiaries; a change in the present board of directors or management of the Company, including changes in the number or term of directors or plans to fill existing vacancies; a material change in the present capitalization or dividend policy of the Company; a change in the Company's business or corporate structure; changes in the Company's certificate of incorporation, by-laws or other governing instrument, or other actions which may impede the acquisition of control of the Company by any person; action resulting in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or delisted from quotation under the NASDAQ National Market system; or any action similar to any of those enumerated above. It is expected that disclosure concerning such matters, when and if necessary, would be made by the Company in the course of the reporting of significant events to its stockholders.

         The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in this
Item 4, but the Reporting Person reserves the right to take all such actions as he may deem appropriate to maximize capital appreciation in the shares of Common Stock owned by him.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a-b) As of the close of business on February 10, 1997, the Reporting Person owns and has sole voting and dispositive power with respect to 6,063,167 shares of Common Stock, or approximately 27.09% of the Common Stock outstanding (based on the number of shares of Common Stock reported to be outstanding in the Company's Prospectus, dated October 17, 1996, relating to its initial public offering of shares of Common Stock). The foregoing excludes an aggregate of 4,464,883 shares of Common Stock owned by Juan Manuel Aisemberg (626,073 shares), COMSAT (2,140,539 shares) and S-C V-Tel Investments, L.P. (1,698,271 shares) as to which Mr. Varsavsky disclaims beneficial ownership.

         (c) During the 60 days prior to the date of this Schedule 13D, the Reporting Person acquired (i) 1,000,000 shares of Common Stock at a purchase price of $9.75 per share, (ii) 6,000 shares at a purchase price of $7.25 per share and (iii) 30,500 shares of Common Stock at a purchase price of $7.78 per share. The shares of Common Stock were purchased on December 4, 1996, January 31, 1997 and February 3, 1997, respectively, through the Nasdaq National Market in transactions handled by Salomon Brothers Inc.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of shares of Common Stock owned by, the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 5, 1994, the Reporting Person, Juan Manuel Aisemberg and COMSAT entered into a shareholders' agreement, which was subsequently amended, which provides that so long as COMSAT


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CUSIP No. 925529 20 8               13D        Page    5    of   6   Pages
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owns  at  least  10.0%  (subject  to  certain  adjustments)  of the  issued  and outstanding shares of Common Stock on a fully diluted basis, COMSAT is entitled to representation on the Company's Board of Directors in proportion to its percentage of Common Stock, subject to a minimum of one seat, and to designate one member of the Board of Directors' Executive Committee, if any such committee is established. The Reporting Person and Mr. Aisemberg also agreed to vote the shares of Common Stock beneficially owned by them so as to elect to the Board the number of individuals nominated by COMSAT and to cause one of the COMSAT nominees to serve on the Executive Committee of the Company's Board of Directors, if established. In addition, in certain instances, if the Reporting Person proposes to sell 10.0% or more of the shares of Common Stock which he owns, COMSAT has the right to sell its shares of Common Stock in such a transaction on a pro rata basis with the Reporting Person and certain of the Company's other stockholders, for the same consideration per share and on the same terms as the Reporting Person.

         In connection with the purchase of 1,000,000 shares of Common Stock on December 4, 1996, the Reporting Person entered into a standard customer margin account arrangement with a broker and executed a secured demand promissory note. The promissory note bears interest at a rate per annum equal to the sum of (a) the Federal Funds Rate plus (b) 275 basis points. Interest is payable in arrears on the last day of each calendar month.

         Except as indicated in this Schedule 13D and exhibits, there is no currently effective contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to the Common Stock of the Company.

ITEM.  7.         MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A    Shareholders' Agreement, dated as of April 5, 1994,
                    by and among the Company,  the Reporting Person, Juan Manuel
                    Aisemberg and COMSAT Investments, Inc. (incorporated by reference to Exhibit 10.19 to the Company's Registration
                    Statement on Form S-4, File No.  33-92696,  filed on May 24,
                    1995).




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CUSIP No. 925529 20 8               13D        Page    6    of   6   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997                    By: /s/ Martin Varsavsky
                                                -----------------------
                                            Name:   Martin Varsavsky